Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-194295

February 26, 2015

Bloomin’ Brands Announces Secondary Public Offering and Repurchase of Common Stock

TAMPA, Fla., February 26, 2015 — Bloomin’ Brands, Inc. (the “Company”) (Nasdaq:BLMN) today announced the sale by investment funds advised by Bain Capital Partners, LLC (the “Selling Stockholders”) of an aggregate of 18,307,782 shares of the Company’s common stock to J.P. Morgan, as the underwriter in the registered public offering of those shares. The Selling Stockholders will receive all of the proceeds from this offering. No shares are being sold by the Company.

Subject to completion of the offering, the Company will repurchase from the underwriter approximately $70 million of the shares of common stock being sold by the Selling Stockholders. The Company’s purchase price per share for the repurchased shares will be equal to the price per share to be paid by the underwriter to the Selling Stockholders. The Company expects to fund the share repurchase with cash on hand and borrowings under its revolving credit facility. The share repurchase is part of the Company’s existing $100 million share repurchase program. After giving effect to the repurchase, the Company will have remaining authorization to purchase up to approximately $30 million of common stock under the repurchase program.

The last reported sale price of the Company’s common stock on February 26, 2015 was $25.36 per share. The underwriter proposes to offer for sale the shares of common stock from time to time in one or more transactions on NASDAQ, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part.

Following the offering, the Selling Stockholders will not own any shares of common stock of the Company.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at: www.sec.gov. Alternatively, copies of the prospectus supplement and accompanying prospectus relating to the offering, when available, may be obtained from: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewater, NY 11717, Phone: 866-803-9204.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these shares in any state in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any state.

About Bloomin’ Brands, Inc.

The Company is one of the largest casual dining restaurant companies in the world with a portfolio of leading, differentiated restaurant concepts. The Company has four founder-inspired brands: Outback Steakhouse, Carrabba’s Italian Grill, Bonefish Grill and Fleming’s Prime Steakhouse & Wine Bar. The Company operates approximately 1,500 restaurants in 48 states, Puerto Rico, Guam and 21 countries, some of which are franchise locations.

Forward-Looking Statements

Certain information contained in this press release, particularly information regarding completion of the offering and share repurchase, constitutes forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and generally contain words such as “believes”, “expects”, “may”, “will”, “intends” or similar expressions. The Company’s forward-looking statements are subject to risks and uncertainties, which may cause actual results to differ materially from those projected or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to market conditions; local, regional, national and international economic conditions; and other factors disclosed from time to time in the prospectus, the Company’s Annual Report on Form 10-K and other filings with the Securities and Exchange Commission. Forward-looking statements are based on current expectations and assumptions and currently available data and are neither predictions nor guarantees of future events or performance. You should not place undue reliance on forward-looking statements which speak only as of the date hereof. We do not undertake to update or revise any forward-looking statements after they are made, whether as a result of new information, future events, or otherwise, except as required by applicable law.

CONTACT:	Bloomin’ Brands, Inc.

Investor Relations

Chris Meyer

(813) 830-5311

Investor@bloominbrands.com

Source:	Bloomin’ Brands, Inc.